EXHIBIT 99.2

MAGIC SOFTWARE ENTERPRISES LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Asaf Berenstin and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the 2017 Annual General Meeting of Shareholders of the Company to be held on Wednesday, February 28, 2018 at 2:00 p.m. (Israel time) at the offices of the Company, 5 HaPlada Street, Or Yehuda 6021805, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such 2017 Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS IN ITEM 1 AND ITEMS 2 THROUGH 7 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE 2017 ANNUAL GENERAL MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES CAST FOR ITEMS 2 THROUGH 6 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER IS A CONTROLLING SHAREHOLDER OR HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

2017 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

MAGIC SOFTWARE ENTERPRISES LTD.

February 28, 2018

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” PROPOSALS 2 THROUGH 7. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1)	To re-elect three directors for terms expiring at the Company’s 2018 Annual General Meeting of Shareholders.

	FOR	AGAINST	ABSTAIN

GUY BERNSTEIN	☐	☐	☐
NAAMIT SALOMON	☐	☐	☐
ART ZAKAY	☐	☐	☐

(2)	To re-elect Mr. Ron Ettlinger to serve as an external director (as such term is defined in the Israeli Companies Law) for a three-year term.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the election of the nominee for external director?

☐ YES                    ☐ NO

(3)	To approve a revised compensation policy for the Company’s directors and officers.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the revised compensation policy?

☐ YES                    ☐ NO

(4)	To approve the grant of indemnity and exculpation undertakings to directors and officers.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the grant of indemnity and exculpation undertakings to the directors and officers?

☐ YES                    ☐ NO

(5)	To approve a directors and officers’ liability insurance policy.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of a directors and officers’ liability insurance policy?

☐ YES                    ☐ NO

(6)	To approve a Services Agreement with a company affiliated with Guy Bernstein, the Company’s CEO, director and affiliate of the Company’s controlling shareholder.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest in the approval of the Services Agreement with a company affiliated with Guy Bernstein, the Company’s CEO, director and affiliate of Company’s controlling shareholder?

☐ YES                    ☐ NO

(7)	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2017 and to authorize its Board of Directors to delegate to the Audit Committee the authority to fix the compensation for such independent registered public accountants in accordance with the volume and nature of their services.

☐ FOR        ☐ AGAINST        ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.